UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 9, 2020

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Exact Name of Registrant as Specified in Charter)

New York	1-4858	13-1432060
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 West 57th Street, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 765-5500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value 12 1/2 cents per share	IFF	New York Stock Exchange
6.00% Tangible Equity Units	IFFT	New York Stock Exchange
0.500% Senior Notes due 2021	IFF 21	New York Stock Exchange
1.75% Senior Notes due 2024	IFF 24	New York Stock Exchange
1.800% Senior Notes due 2026	IFF 26	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On September 9, 2020, International Flavors & Fragrances Inc. (“IFF”) and DuPont de Nemours, Inc. (“DuPont”) issued a press release announcing the pricing of a senior unsecured notes offering by Nutrition & Biosciences, Inc. (“N&B”), a subsidiary of DuPont that is expected to merge with a subsidiary of IFF in connection with the previously announced combination of IFF and N&B (the “N&B Transaction”). The full text of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

The information in this Item 7.01 and Exhibit 99.1 is being furnished under Item 7.01 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in respect of the N&B Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the N&B Transaction, on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE N&B TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF. These documents do not relate to the senior unsecured notes offering referred to above, which is being conducted on a private basis.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Exchange Act. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the notes offering and the N&B Transaction, the expected timetable for completing the notes offering and the N&B Transaction, the benefits and synergies of the N&B Transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the N&B Transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its

Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the N&B Transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights; as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the N&B Transaction, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B (each of which relate to the N&B Transaction and not to the senior unsecured notes offering referred to above, which is being conducted on a private basis). While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

99.1	Press Release dated September 9, 2020 of International Flavors & Fragrances Inc. and DuPont de Nemours, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Rustom Jilla
Name:	Rustom Jilla
Title:	Executive Vice President and Chief Financial Officer
Dated:	September 9, 2020

Exhibit 99.1

FOR IMMEDIATE RELEASE
IFF Contact Information	DuPont Investors:	DuPont Media:
Michael DeVeau	Leland Weaver	Dan Turner
Michael.DeVeau@iff.com	Leland.weaver@dupont.com	Daniel.a.turner@dupont.com
+1 212-708-7164	+1 302-999-2477	+1 302-299-7628

IFF & DuPont Announce Pricing of $6.25 Billion Senior Notes Offering

by Nutrition & Biosciences, Inc.

NEW YORK & WILMINGTON, Del. – September 9, 2020 – IFF (NYSE: IFF) (Euronext Paris: IFF) (TASE: IFF) and DuPont (NYSE: DD) announced today that Nutrition & Biosciences, Inc. (“N&B”) has priced an offering of $6.25 billion of senior unsecured notes, comprised of the following tranches (collectively, the “Notes”): $300.0 million aggregate principal amount of 0.697% Senior Notes due 2022; $1.0 billion aggregate principal amount of 1.230% Senior Notes due 2025; $1.2 billion aggregate principal amount of 1.832% Senior Notes due 2027; $1.5 billion aggregate principal amount of 2.300% Senior Notes due 2030; $750.0 million aggregate principal amount of 3.268% Senior Notes due 2040; and $1.5 billion aggregate principal amount of 3.468% Senior Notes due 2050.

The Notes are to be issued in a private offering exempt from registration in accordance with Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The sale of the Notes is expected to be completed on or about September 16, 2020, subject to customary closing conditions.

Prior to the intended merger of DuPont Nutrition & Biosciences business with IFF, N&B will make a special cash payment of $7.3 billion to DuPont, which N&B plans to finance with the net proceeds from the offering of the Notes, together with borrowings under its existing Term Loan facilities. Following the payment, N&B will separate from DuPont and merge with a subsidiary of IFF with N&B surviving the merger as a wholly owned subsidiary of IFF. Upon the consummation of the merger, IFF will initially guarantee the Notes and, subsequently, has the option to assume the N&B obligations.

The Notes are being offered only (1) to persons reasonably believed to be qualified institutional buyers in reliance upon Rule 144A under the Securities Act and (2) outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements under the Securities Act or any state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Welcome to IFF

At IFF (NYSE:IFF) (Euronext Paris: IFF) (TASE: IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves.

About DuPont

DuPont (NYSE: DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities.

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Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements regarding closing of the offering described above, use of the related proceeds and the expected combination of N&B and IFF and other statements that express the company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, and other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this document are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.